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	August 12, 2008	LONDON
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VIENNA

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             MYR Group Inc.

Post-Effective Amendment No. 1 to Form S-1 Registration Statement

Initially filed on January 25, 2008

File No. 333-148864

Dear Ms. Long:

                                                We have filed via EDGAR Post-Effective Amendment No. 1 to the registration statement.  For your convenience, we are also forwarding five courtesy copies of Post-Effective Amendment No. 1 to the registration statement, which are marked to show changes from the registration statement previously filed.  The changes to the registration statement reflect a correction to the disclosure in the Principal Stockholders section with respect to the shares held by Goldman, Sachs & Co.

Please feel free to contact Stacy J. Kanter at (212) 735-3497 or the undersigned at (212) 735-3867 should you require further information or have any questions.

Sincerely,

/s/ Peter W. Hennessey
Peter W. Hennessey